UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the "Company") on June 14, 2019, announcing an update regarding Front Altair.

Attached hereto as Exhibit 2 is a copy of the press release issued by the Company on June 18, 2019, announcing an update regarding Front Altair.

Attached hereto as Exhibit 3 is a copy of the press release issued by the Company on June 19, 2019, announcing the acquisition of a VLCC resale and two LR2 newbuildings.

This Report on Form 6-K, except for the commentary of Robert Hvide Macleod in Exhibit 3, is hereby incorporated by reference into the Company's Registration Statements on Form F-3, filed with the Commission on June 11, 2015 (File No. 333-204884) and on April 10, 2017 (File No. 333-217238).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: July 3, 2019	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRO – Update Regarding Front Altair

14.06.2019
Frontline Ltd. (the “Company” or “Frontline”) (NYSE: FRO) today provides an update on the LR2 tanker Front Altair. On the morning of June 13, at approximately 0500 hrs gmt, an explosion occurred on the Front Altair shortly after the vessel had passed through the Strait of Hormuz in the Persian Gulf.
Most importantly, the 23 crew members onboard the Front Altair are unharmed after being rescued by the cargo vessel Hyundai Dubai and subsequently carried by an Iranian naval vessel to the port city of Jask. We commend our highly-trained crew, the vessel master and ship managers, for following protocol and operating according to the highest standard during this distressing and very serious incident. Frontline is profoundly grateful to all parties who have contributed to ensuring the safety of our colleagues.
Frontline was able to deploy emergency responders in a timely manner, who extinguished fire on the vessel within hours of the incident and ensured no pollution resulted.  Contrary to media reports, the vessel remains afloat and is being attended to by a salvage vessel. The Company’s modern vessels are designed to withstand catastrophic events in order to ensure the safety of crew and cargo.  A rescue tug equipped with towing capability reached the Front Altair at noon on June 14 and two further support vessels will arrive on scene on June 15 with a specialist team to inspect the tanker and make recommendations.
The cause of the explosion remains unknown to the Company, although we have ruled out the possibility that it was caused by mechanical or human error. The incident will be thoroughly investigated by the Company along with third parties, including governmental officials, to determine the cause.
The Strait of Hormuz is one of the most densely trafficked sea routes in the world and serves as the passageway for greater than 25% of the world’s seaborne crude oil. As geopolitical tensions rise in the Persian Gulf, the Company is intensely focused on the safety of our colleagues in this region. Until further information is received regarding the cause of the explosion and the security of this important shipping lane is secured, Frontline will exercise extreme caution when considering new contracts in the region and the Company will consider all possible measures to insure the safety of our vessels currently operating in the area. The Company is consulting with regional security experts to ensure the safety of our crew, our vessels and our cargo.
June 14, 2019
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.

EXHIBIT 2

FRO – Update Regarding Front Altair

18.06.2019
Frontline Ltd. (the “Company” or “Frontline”) (NYSE: FRO) today provides a further update on the LR2 tanker Front Altair.  As previously reported, on June 13, an explosion occurred on the Front Altair shortly after the vessel had passed through the Strait of Hormuz in the Persian Gulf.
Frontline, is pleased to report that crew members of the Front Altair have now either returned home or have re-embarked the vessel to assist with recovery operations and ship to ship transfer of cargo into another Frontline operated vessel.  Frontline wishes to express its gratitude to all parties who ensured the crew’s safety and comfort during this difficult ordeal. The Company is extremely proud of the manner in which our highly-trained crew and vessel master followed protocol and operated according to the highest standards of the Merchant Marines to ensure their safety.
Fortunately, Frontline was able to deploy emergency responders in a timely manner, who extinguished fire on the vessel within hours of the incident and ensured no pollution resulted. The Front Altair is in stable condition and anchored off Fujairah in the United Arab Emirates. Following transfer of cargo, damage to the Front Altair will be further inspected and the vessel will ultimately be moved to a shipyard for repair.
The Company continues to work with third parties, including governmental officials, to determine the cause of the explosion.  As previously reported, the possibility that it was caused by mechanical or human error has been ruled out completely.  Until further information is received regarding the cause of the explosion and the security of this important shipping lane is secured, Frontline will exercise extreme caution when considering new contracts in the region and will consider all possible measures to insure the safety of our crews and vessels operating in the area.
June 18, 2019
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.

EXHIBIT 3

FRO – Acquisition of VLCC Resale and Two LR2 Newbuildings

19.06.2019
Frontline Ltd. (the “Company” or “Frontline”) (NYSE:FRO) is pleased to announce that it has acquired a scrubber-equipped VLCC resale under construction at Hyundai Samho Heavy Industries (“HSHI”) expected to be delivered in May 2020 and has ordered two LR2 newbuildings from SWS, China, expected to be delivered in January 2021 and March 2021. This is in addition to the Company’s recent acquisition of a scrubber-equipped Suezmax resale under construction at HHI due for delivery in May 2020.
Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:
“These transactions reflect Frontline’s focus on increasing our exposure to the tanker market and are also part of a continuous effort to renew and modernize the Company’s fleet. The latter has provided us with one of the most modern fleets in the industry with an average age of less than 5 years. As new opportunities arise, we will continue to execute our growth strategy as we position the Company to generate significant cash flow over the long term.”
The VLCC has been acquired at a purchase price of $92.5 million, and the LR2s have been ordered at a price of $46.7 million per vessel.
June 19, 2019
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.